Camryn Rose
Deer Park · 27 Oct · Edited · 🌐

We're absolutely floored by the response from our Fairfax neighbors this past week ❤️

Nearly 150 people reacted to our first couple post about Grotto, the modern community bathhouse we're bringing to downtown Fairfax, and so many of you have shared words of encouragement, excitement, and support. We can feel how much this town wants a space like this again.

We've officially launched our investment platform, and we're now working toward our first milestone of $50,000, which will unlock WeFunder's national marketing support and open us up to a broader audience of investors.

Our next target is $150,000, which will help us finalize pre-construction details and prepare for build-out — everything from refining plans to securing the final capital needed to begin construction.

If the 150 neighbors who reacted to our posts each invested $1,000, we'd reach that goal this week! We know that's a big ask, and we understand it can feel risky, but this is a true community investment with a financial return.

Your investment helps bring something lasting and beautiful to Fairfax, and if we don't meet our goal to begin construction, your money is returned.

Learn more and invest here: www.wefunder.com/grotto

And if you're interested in exploring a larger investment, we'd love to talk. Just email us at bathe@grottofairfax.com.

Thank you, truly, for believing in us and in what we're building together. This community's energy is everything, and we can't wait to bring Grotto to life with you. 💦

– Camryn & Elliot

GROTTO
$24K
GOAL
$50K

16 8

Post insights View

Add a comment...